Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Auditing Services” in the Statement of Additional Information, each dated July 26, 2024, and each included in this Post Effective Amendment No. 3 to the Registration Statement (Form N-1A, File No. 333-259161) of Popular Total Return Fund, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 29, 2024, with respect to the financial statements and financial highlights of Popular Total Return, Inc., included in the Annual Report to Shareholders (Form N-CSR) for the year ended March 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Juan, Puerto Rico

July 26, 2024